Exhibit 3.1

Amendment to Amended and Restated Articles of Incorporation

Certificate

of

Amendment

to

Amended and Restated Articles of Incorporation

of

DCP Holding Company

The following amendment to the Amended and Restated Articles of Incorporation of DCP Holding Company (the “Corporation”), adopted in accordance with Article FOURTH, Section B.1. of the Amended and Restated Articles of Incorporation, was adopted by the Board of Directors on December 12, 2012, at a meeting of the Board of Directors on that date pursuant to the authority of Section 1701.70(B) and 1701.73(A) and (C) of the Ohio Revised Code.

RESOLVED, that, pursuant to authority expressly vested in the Board of Directors of the Corporation by the provisions of the Amended and Restated Articles of Incorporation of the Corporation, the Board of Directors of the Corporation duly adopted the following amendment to the Amended and Restated Articles of Incorporation of the Corporation; and

FURTHER RESOLVED, that the Amended and Restated Articles of Incorporation of the Corporation be, and hereby are, amended by adding at the end of Section B of Article FOURTH a new subsection 9 that reads as follows:

9. THE REDEEMABLE INSTITUTIONAL PREFERRED SHARES – 2013 (A) SERIES

The Redeemable Institutional Preferred Shares – 2013 (A) Series shall have the following express terms:

(a) DESIGNATION, AMOUNT AND SERIES. Of the 100,000 authorized Preferred Shares, 1,000 are designated as the “Redeemable Institutional Preferred Shares – 2013 (A) Series” (the “2013A Redeemable Institutional Preferred Shares”). The 2013A Redeemable Institutional Preferred Shares have the express terms set forth in this Section B of Article FOURTH as being applicable to all Preferred Shares as a class and, in addition, the following express terms.

(b) ELIGIBLE OWNER. Only an “accredited investor” (within the meaning of Rule 501 promulgated under the Securities Act of 1933, as amended), which is not an insurance company, dental HMO, dental PPO, a company that offers and sells a vision benefit product, an affiliate of any of the foregoing, or any person or entity acting directly or indirectly on behalf of any of the foregoing or affiliate thereof, is eligible to purchase, own or hold the 2013A Redeemable Institutional Preferred Shares (a “2013A Redeemable Institutional Preferred Eligible Owner”).

(c) CONSIDERATION FOR ISSUANCE. The per share purchase price for the 2013A Redeemable Institutional Preferred Shares will be $1,000 (hereinafter referred to in this subsection 9 as the “2013A Issue Price”).

(d) DIVIDENDS.

(i) Each 2013A Redeemable Institutional Preferred Share will carry an annual dividend at a rate equal to: (A) in respect of the dividend for 2013, 5% of the per share 2013A Issue Price, prorated based on the number of days that the 2013A Redeemable Institutional Preferred Share was outstanding in 2013, payable in four equal quarterly installments on or before the last business day of each calendar quarter of 2013; and (B) in respect of the dividends for 2014 and all years thereafter, 5% of the Adjusted Book Value per 2013A Redeemable Institutional Preferred Share (as defined below) as of December 31 of the preceding year. The dividend on the 2013A Redeemable Institutional Preferred Shares for 2014 and all years thereafter, once declared by the Corporation’s Board of Directors, shall be paid by the Corporation in four equal quarterly installments, on or before the last business day of the calendar quarter of the year for which the dividend was declared, to each holder of a 2013A Redeemable Institutional Preferred Share who was a record holder of such share on December 31 of the prior calendar year. (For example, the annual dividend for 2014 will be 5% of the Adjusted Book Value per 2013A Redeemable Institutional Preferred Share as of December 31, 2013 and will be paid in four equal installments on or before the last business day of each calendar quarter of 2014.) In the event that a 2013A Redeemable Institutional Preferred Share is not outstanding for the entire year in which the dividend is paid, the dividend payable during such quarter shall be proportionately reduced based on the number of days in the quarter the 2013A Redeemable Institutional Preferred Share was outstanding. Following the payment of a dividend on the 2013A Redeemable Institutional Preferred Shares for any calendar year, any subsequent payment of a dividend on the 2013A Redeemable Institutional Preferred Shares, including in connection with a Liquidation Event (as defined in subsection (h) of this subsection 9 below) or the exercise of a Put Right or Call Right (as defined in subsection (g) of this subsection 9 below), shall include any adjustments necessary to reconcile estimated and actual calculations of Adjusted Book Value per 2013A Redeemable Institutional Preferred Share as of December 31 of the calendar year for which the dividend on the 2013A Redeemable Institutional Preferred Shares was paid based upon the year-end audit of the Corporation’s financial statements. The dividend on the 2013A Redeemable Institutional Preferred Shares, if not declared payable by the Corporation’s Board of Directors or otherwise not paid for any reason, shall cumulate and compound annually.

(ii) For purposes of this subsection 9, the “Adjusted Book Value per 2013A Redeemable Institutional Preferred Share” shall be an amount determined in accordance with generally accepted accounting principles and the following:

(A) As of the end of each calendar month after January 2013, the book value of the Preferred Shares (as defined in the first paragraph of this Article FOURTH), including the 2013A Redeemable Institutional Preferred Shares, the 2012A Redeemable Institutional Preferred Shares (as defined in subsection 8(a) of Section B of this Article FOURTH), the Redeemable Institutional Preferred Shares – 2010 (A) Series (as described in subsection 7 of Section B of this Article FOURTH, hereinafter referred to in this subsection 9 as the “2010 Redeemable Institutional Preferred Shares”) and the Provider Preferred Shares (as defined in subsection 6(a) of Section B of this Article FOURTH), the Class A Common Shares (as defined in the first paragraph of this Article FOURTH), and the Class B Common Shares (as defined in the first paragraph of this Article FOURTH; the Class A Common Shares, Class B Common Shares and any additional class of common shares that may be issued by the Corporation in the future, collectively, are hereinafter referred to in this subsection 9 as the “Common Shares”), shall be adjusted as follows:

first, net earnings or net losses of the Corporation (constituting net income or loss plus other comprehensive income or loss) for the completed monthly period will be reduced by the amount of the dividends accrued during the completed monthly period on the 2010 Redeemable Institutional Preferred Shares, the 2012A Redeemable Institutional Preferred Shares and the 2013A Redeemable Institutional Preferred Shares; and

thereafter, the net earnings or net losses of the Corporation from the completed monthly period, as adjusted pursuant to the preceding paragraph, will be allocated among the Preferred Shares, including the 2013A Redeemable Institutional Preferred Shares, the 2012A Redeemable Institutional Preferred Shares, the 2010 Redeemable Institutional Preferred Shares and the Provider Preferred Shares, and the Common Shares based upon their respective and relative percentages of the total equity of the Corporation, based upon 50% of the aggregate book value of the 2013A Redeemable Institutional Preferred Shares, 50% of the aggregate book value of the 2012A Redeemable Institutional Preferred Shares, 50% of the aggregate book value of the 2010 Redeemable Institutional Preferred Shares and 100% of the aggregate book value of the Provider Preferred Shares, and based on a percentage of the aggregate book value of shares of other series of Preferred Shares to be determined subject to the terms of any such series of Preferred Shares as may be fixed by the Board of Directors, and 100% of the aggregate book value of the Common Shares, in each case as of the month end date immediately preceding the monthly period in question.

(B) After the allocation of net earnings or net losses to the Preferred Shares, including the 2013A Redeemable Institutional Preferred Shares, the 2012A Redeemable Institutional Preferred Shares, the 2010 Redeemable Institutional Preferred Shares and the Provider Preferred Shares, and Common Shares pursuant to the paragraphs under subsection (A) above, the aggregate book value of the Preferred Shares, including the 2013A Redeemable Institutional Preferred Shares, the 2012A Redeemable Institutional Preferred Shares, the 2010 Redeemable Institutional Preferred Shares and the Provider Preferred Shares, and Common Shares will be adjusted for any purchases or redemptions (including in connection with the exercise of a Put Right or Call Right pursuant to subsection 9(g) or similar right pursuant to subsections 6(g), 7(g) and 8(g) of Section B of this Article Fourth) thereof during the completed monthly period.

(C) The adjusted aggregate book values of the Preferred Shares, including the 2013A Redeemable Institutional Preferred Shares, the 2012A Redeemable Institutional Preferred Shares, the 2010 Redeemable Institutional Preferred Shares and the Provider Preferred Shares, and Common Shares as described in this subsection (d)(ii) will be used as the basis of the allocation of the net earnings or net losses of the Corporation in the following monthly period and will be subject to any adjustments necessary to reconcile estimated and actual calculations of Adjusted Book Value per 2013A Redeemable Institutional Preferred Share based upon the year-end audit of the Corporation’s financial statements.

(e) NO VOTING RIGHTS; PROTECTIVE PROVISIONS.

(i) Except as provided in subsection (ii) below or as required by law, the 2013A Redeemable Institutional Preferred Shares shall have no voting rights.

(ii) So long as any 2013A Redeemable Institutional Preferred Shares are outstanding, the Corporation may not, without the consent of the holders of at least two-thirds of the 2013A Redeemable Institutional Preferred Shares, by amendment, merger, consolidation or otherwise, purchase or redeem or pay any dividend on any capital stock of the Corporation prior to the 2013A Redeemable Institutional Preferred Shares, other than (A) Common Shares repurchased from former directors or employees in connection with the cessation of their services or employment at a price not greater than book value as of the month-end immediately preceding their termination date, (B) shares of the Corporation’s capital stock repurchased pursuant to the Corporation’s Amended and Restated Code of Regulations, (C) 2012A Redeemable Institutional Preferred Shares redeemed or repurchased pursuant to subsection 8(f) of Section B of this Article FOURTH, (D) 2010 Redeemable Institutional Preferred Shares redeemed or repurchased pursuant to subsection 7(f) or 7(g) of Section B of this Article FOURTH, (E) Provider Preferred Shares redeemed or repurchased pursuant to subsection 6(f) or 6(g) of Section B of this Article FOURTH and (F) redemptions of other Preferred Shares that may be issued in the future pursuant to the terms thereof as fixed by the Board of Directors. For the avoidance of doubt, “capital stock” as used in this subsection shall not include restricted share units, phantom shares or other derivate securities of the Corporation.

(f) RESTRICTIONS ON TRANSFER.

(i) No transfers. Except as specifically provided in this subsection (f), no legal or beneficial holder of 2013A Redeemable Institutional Preferred Shares may transfer, gift, sell or assign any 2013A Redeemable Institutional Preferred Shares or interests therein, legal or equitable, whether now owned or hereafter acquired, or authorize, permit or suffer any such transfer, gift, sale or assignment. Any attempted transfer, gift, sale or assignment of 2013A Redeemable Institutional Preferred Shares or any interest therein not in compliance with this subsection (f) will be null and void ab initio as against the Corporation and all other persons, including but not limited to the transferor and transferee. Without limiting the generality of the foregoing, no transfer, gift, sale or assignment will be permitted or recognized, even if permitted by any other provision of this subsection (f), unless each of the following conditions is satisfied in the judgment of, or waived in writing by, the Board of Directors in its discretion: (A) the transferor complies with all of the applicable provisions of this subsection (f); (B) the transferor and transferee each execute, acknowledge and deliver to the Corporation such instruments of transfer, assignment and assumption with respect to such transfer and such other instruments, acknowledgements and documents as may be reasonably deemed necessary by, and in form and substance reasonably satisfactory to, the Corporation to establish or evidence compliance with the provisions of this subsection (f); (C) the Corporation shall have received, at the expense of the parties to the transfer, an opinion of counsel of the Corporation (or other counsel acceptable to counsel of the Corporation) to the effect that such transfer is exempt from registration under the Securities Act of 1933, as amended, and is in compliance with all applicable federal and state securities laws and regulations; provided, however, the Board of Directors, in its sole discretion, may waive such opinion requirement; and (D) the transfer does not cause any breach or violation of, cause an event of default under, or result in acceleration of maturity of any indebtedness or other obligations under, any contract, note, mortgage, loan or other instrument or document to which the Corporation or any of its subsidiaries is a party or by which any of its or their assets or properties is bound.

(ii) Permitted Transfers to Certain Purchasers and Corporation’s Right of First Refusal. If a holder of 2013A Redeemable Institutional Preferred Shares desires to accept a bona fide offer in writing from a 2013A Redeemable Institutional Preferred Eligible Owner (a “Proposed Transferee” for purposes of this subsection) for the purchase of all (but not less than all) of the 2013A Redeemable Institutional Preferred Shares owned by such holder (hereinafter referred to in this subsection as the “Offered Shares”), such holder shall promptly deliver to the Corporation a written offer (hereinafter referred to in this subsection as an “Offer”) to sell the Offered Shares to the Corporation for a purchase price not more than the purchase price offered by the Proposed Transferee and on such other terms and conditions that, taken as a whole, are no less favorable to the Corporation than those set forth in the offer from the Proposed Transferee. The Offer shall disclose the identity of the Proposed Transferee, the terms of the bona fide offer from the Proposed Transferee (including the date on which the transfer of the Offered Shares will be abandoned and terminated if not then consummated (the “Termination Date” for purposes of this subsection)), any other material facts relating to the proposed transfer and proof that the Proposed Transferee is a 2013A Redeemable Institutional Preferred Eligible Owner. Within 15 days after receipt of the Offer, the Corporation may give written notice to such holder of the Corporation’s intent to purchase all of the Offered Shares within 30 days of such notice given by the Corporation on substantially the same terms and conditions as set forth in the Offer. If the Corporation does not exercise its purchase right under this subsection (f)(ii), upon the approval of the Board of Directors, which shall not be unreasonably withheld so long as (A) the Proposed Transferee is a 2013A Redeemable Institutional Preferred Eligible Owner and (B) the requirements for transfer set forth in subsection (f)(i) above are satisfied or waived by the Board of Directors, the holder may thereafter transfer all (but not less than all) of the Offered Shares to the Proposed Transferee for a purchase price not less than the purchase price set forth in the Offer and upon such other terms and conditions that, taken as a whole, are no more favorable to the Proposed Transferee than those set forth in the Offer; provided that the transfer must be consummated or abandoned and terminated by the earlier of the Termination Date and the date that is 10 days after the Board of Directors approves such transfer.

(g) PUT AND CALL RIGHTS.

(i) A holder of the 2013A Redeemable Institutional Preferred Shares shall have the right (referred to in this subsection 9 as the “Put Right”), exercisable upon written notice to the Corporation (hereinafter referred to in this subsection (g) as a “Put Notice”), to require the Corporation to redeem all or any portion of the 2013A Redeemable Institutional Preferred Shares held by such holder on the terms set forth in this subsection (g).

(ii) The Corporation shall have the right (referred to in this subsection 9 as the “Call Right”), exercisable upon written notice to a holder of 2013A Redeemable Institutional Preferred Shares (hereinafter referred to in this subsection (g) as a “Call Notice”), to redeem from such holder all or any portion of the 2013A Redeemable Institutional Preferred Shares held by such holder on the terms set forth in this subsection (g).

(iii) Within 180 days after the Corporation’s receipt of a Put Notice or a holder’s receipt of a Call Notice, as the case may be, and, in the case of the exercise by the Corporation of the Call Right, no earlier than 30 days after a holder’s receipt of a Call Notice, the Corporation shall repurchase from the holder, and such holder shall sell and deliver to the Corporation, the number of 2013A Redeemable Institutional Preferred Shares specified in the Put Notice or the Call Notice, as the case may be, and the Corporation shall pay the Put Price or the Call Price (as such terms are defined in subsection (iv) of this subsection (g) below), as the case may be, to such holder. At the closing (hereinafter referred to in this subsection (g) as the “Closing”) of the purchase and sale of the 2013A Redeemable Institutional Preferred Shares pursuant to this subsection (g), the selling holder of the 2013A Redeemable Institutional Preferred Shares shall deliver to the Corporation such instruments and documents as shall be necessary or appropriate to transfer the 2013A Redeemable Institutional Preferred Shares being sold by such holder to the Corporation, and the Corporation shall purchase and accept such 2013A Redeemable Institutional Preferred Shares and shall pay the Put Price or the Call Price, as the case may be, to such holder by wire transfer of immediately available funds to the account of such holder provided in writing by such holder to the Corporation. At the Closing, the selling holder of 2013A Redeemable Institutional Preferred Shares shall provide the Corporation with a certificate, executed on behalf of such holder by an authorized officer thereof, to the effect that such holder has good and valid title to the 2013A Redeemable Institutional Preferred Shares being sold, free and clear of all liens, other than restrictions on transfer pursuant to these Amended and Restated Articles of Incorporation and the Corporation’s Amended and Restated Code of Regulations.

(iv) For purposes of this subsection (g):

(A) The “Put Price” for each 2013A Redeemable Institutional Preferred Share being purchased by the Corporation shall be (1) in the event that the Put Price Calculation Date (as defined below) is on or prior to January 31, 2018 (hereinafter referred to in this subsection (g) as the “Price Adjustment Date”), an amount equal to 95% of the Adjusted Book Value per 2013A Redeemable Institutional Preferred Share, plus all accrued but unpaid dividends on each 2013A Redeemable Institutional Preferred Share or (2) in the event that the Put Price Calculation Date is after the Price Adjustment Date, an amount equal to 100% of the Adjusted Book Value per 2013A Redeemable Institutional Preferred Share, plus all accrued but unpaid dividends on each 2013A Redeemable Institutional Preferred Share.

(B) The “Put Price Calculation Date” shall be the last day of the month immediately preceding the date of the Corporation’s receipt of a Put Notice.

(C) The “Call Price” for each 2013A Redeemable Institutional Preferred Share being purchased by the Corporation shall be (1) in the event that the Call Price Calculation Date (as defined below) is prior to the Price Adjustment Date, an amount equal to the greater of (x) 105% of the Adjusted Book Value per 2013A Redeemable Institutional Preferred Share and (y) the 2013A Issue Price, in each case plus all accrued but unpaid dividends on each 2013A Redeemable Institutional Preferred Share, or (2) in the event that the Call Price Calculation Date is on or after the Price Adjustment Date, an amount equal to 100% of the Adjusted Book Value per 2013A Redeemable Institutional Preferred Share, plus all accrued but unpaid dividends on each 2013A Redeemable Institutional Preferred Share.

(D) The “Call Price Calculation Date” shall be the last day of the month immediately preceding the date of a holder’s receipt of a Call Notice.

(v) Notwithstanding anything to the contrary contained in this subsection (g), if a Liquidation Event (as defined in subsection (h) of this subsection 9 below) occurs within 90 days of a Closing of the purchase of all or any portion of the 2013A Redeemable Institutional Preferred Shares in connection with the exercise of a Call Right by the Corporation, then the holder of the 2013A Redeemable Institutional Preferred Shares so purchased by the Corporation pursuant to the Call Right shall be entitled to an additional cash payment in an amount equal to the difference, if positive, between the Estimated Cash Payment (as defined in subsection (h) of this subsection 9 below) and the Call Price.

(h) PAYMENT UPON A LIQUIDATION EVENT.

(i) Notwithstanding Section B.4 of this Article FOURTH, in the event of any liquidation, dissolution or winding up of the Corporation, any merger or consolidation involving the Corporation (other than one in which shareholders of the Corporation own a majority by voting power of the outstanding shares of the surviving or acquiring corporation), or any sale, lease, transfer or other disposition of all or substantially all of the assets of the Corporation (each of the foregoing, a “Liquidation Event” for purposes of this subsection 9), the holders of the 2013A Redeemable Institutional Preferred Shares shall receive, in redemption of the 2013A Redeemable Institutional Preferred Shares, a cash payment equal to the greater of:

(A) 100% of the Adjusted Book Value per 2013A Redeemable Institutional Preferred Share, plus all accrued but unpaid dividends on each 2013A Redeemable Institutional Preferred Share, and such payment shall be equal to the rights to any payments to the holders of other Preferred Shares, including the 2012A Redeemable Institutional Preferred Shares, the 2010 Redeemable Institutional Preferred Shares and the Provider Preferred Shares, and shall be senior to any right of payment to the holders of the Common Shares and the Common Shares shall rank junior to the 2013A Redeemable Institutional Preferred Shares; or

(B) the Estimated Cash Payment (as defined below).

(ii) For purposes of this subsection 9, the “Estimated Cash Payment” shall be computed as follows:

(A) If the Consideration (as defined below in this subsection 9) is paid, payable or contributed directly to the holders of the Common Shares in connection with a Liquidation Event, an amount equal to (1) the per Common Share Consideration (as defined and described in clause (b) of subsection (h)(ii)(C)(2) below of this subsection 9) paid, payable or contributed to the holders of the Common Shares, times (2) the number of Class B Common Shares that would be issued if the 2013A Redeemable Institutional Preferred Shares were converted, on a hypothetical basis, at the Conversion Ratio (as defined below in this subsection 9).

(B) For all other Liquidation Events not covered by subsection (h)(ii)(A) above of this subsection 9, the Enterprise Value (as defined below in this subsection 9) shall be divided by the total number of Common Share Equivalents (as defined below in this subsection 9), and the resulting quotient shall be the Estimated Cash Payment per 2013A Redeemable Institutional Preferred Share.

(C) For purposes of computing the Estimated Cash Payment:

(1) “Enterprise Value” means an amount equal to the aggregate Consideration (as defined in clause (a) of subsection (h)(ii)(C)(2) below of this subsection 9) paid, payable or contributed, directly or indirectly, by an acquiror to the Corporation in connection with a Liquidation Event, reduced by the Aggregate Reduction Amount (as defined below in this subsection 9).

(2) “Consideration” means (a) the total value of all cash, securities (including any debt or equity securities, options or warrants, collectively, “Securities”), agreements with the Corporation or any of its subsidiaries (including, but not limited to, consulting agreements, agreements not to compete and similar agreements) and other property or non-cash consideration paid, payable or contributed, directly or indirectly, by an acquiror to the Corporation in connection with a Liquidation Event and any contingent, escrowed or earned amounts (calculated at the present value of such amounts as of the date on which the Liquidation Event is consummated) or (b) the per Common Share value of all cash and Securities paid, payable or contributed directly by an acquiror to the holders of the Common Shares in connection with a Liquidation Event and any contingent, escrowed or earned amounts. For purposes of this subsection (h), the value of (x) all freely tradeable Securities for which a public trading market exists as of the date on which the Liquidation Event is consummated will equal the last closing market price of such Securities on the business day prior to public announcement of the Liquidation Event, (y) all Securities which are not freely tradeable or which have no established public market will equal the fair market value thereof as determined by the Corporation and the holder of the 2013A Redeemable Institutional Preferred Shares and (z) all other property or non-cash consideration will equal the face value thereof or other appropriate value as determined by the Corporation and the holder of the 2013A Redeemable Institutional Preferred Shares. With respect to clauses (y) and (z) above, in the event the Corporation and the holders of the 2013A Redeemable Institutional Preferred Shares cannot agree on such value within 30 days, then they shall select an independent accounting firm reasonably acceptable to all parties, and such accounting shall conclusively establish such value. If the Consideration is computed or payable in foreign currency, the value of such foreign currency will, for purposes hereof, be converted into U.S. dollars at the noon buying rate in New York City on the date or dates on which such Consideration is payable.

(3) “Aggregate Reduction Amount” means an amount equal to the sum of (x) the aggregate amount payable by the Corporation as a liquidation preference to holders of the 2012A Redeemable Institutional Preferred Shares (pursuant to subsection 8(h) of Section B of this Article FOURTH), the 2010 Redeemable Institutional Preferred Shares (pursuant to subsection 7(h) of Section B of this Article FOURTH), the Provider Preferred Shares (pursuant to subsection 6(h) of Section B of this Article FOURTH), and any other liquidation preference for senior securities, plus (y) an amount equal to the Corporation’s liabilities on a consolidated basis (as set forth on the Corporation’s then-most recent balance sheet) but only to the extent such liabilities cannot be satisfied by the Corporation’s assets or are not otherwise assumed by the acquiror (directly or by operation of law) in connection with the Liquidation Event, plus (z) the aggregate amount of all transaction expenses, including accounting, legal, and investment advisory fees and expenses, incurred by the Corporation as a result of or in connection with the Liquidation Event.

(4) “Common Share Equivalents” shall include (a) all issued and outstanding Common Shares, (b) all securities convertible into or settled based upon a class of Common Shares, including any and all stock options, warrants, restricted shares, restricted share units and phantom shares, (c) the number of Class B Common Shares that would be issued if the 2012A Redeemable Institutional Preferred Shares were converted, on a hypothetical basis, at the Conversion Ratio (as defined in subsection 8(h) of Section B of this Article FOURTH) and (d) the number of Class B Common Shares that would be issued if the 2013A Redeemable Institutional Preferred Shares were converted, on a hypothetical basis, at the Conversion Ratio (as defined below in this subsection 9).

(5) “Conversion Ratio” means one 2013A Redeemable Institutional Preferred Share to 1.2 Class B Common Shares (1:1.2).

[Signature appears on the following page.]

IN WITNESS WHEREOF, the undersigned has executed this instrument as of January 9, 2013.

/s/ Fred J. Bronson, DDS
Fred J. Bronson, DDS
Secretary